Mark R. Busch
D  704/331-7440
F  704/353-3140
mark.busch@klgates.com

September 24, 2015

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:         EnSync, Inc.
   Preliminary Proxy Statement for 2015 Annual Meeting of Shareholders
                               File No. 001-33540

Ladies and Gentlemen:

On behalf of EnSync, Inc., a Wisconsin corporation (the “Company”), and pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are transmitting herewith for filing under the Exchange Act (i) preliminary copies of a notice of annual meeting, proxy statement and form of proxy and (ii) the cover page required by Rule 14a-6(m).  In accordance with Rule 14a-6(i)(2), no fee is required for this filing.

The enclosed proxy materials will be used in connection with the 2015 Annual Meeting of Shareholders of the Company to be held on November 17, 2015.  The Company intends to release definitive copies of the notice of annual meeting, proxy statement and form of proxy to its shareholders on or about October 7, 2015.

If you have any questions or comments regarding this matter, please contact Mark Busch, legal counsel to the Company, at (704) 331-7440.

Very truly yours,

/s/ Mark R. Busch

Mark R. Busch
of K&L Gates LLP